

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Mr. Henry Ji, Ph.D.
President and Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

   Re: Sorrento Therapeutics, Inc.
     Form 8-K
     Exhibit No. 10.1
     Filed May 3, 2019
     File No. 001-36150

Dear Mr. Ji:

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

           Sincerely,

           Division of Corporation Finance